TNGS OIL & GAS INC.

RESERVES ASSESSMENT AND
EVALUATION OF
CANADIAN OIL AND GAS PROPERTIES

LEAMAN EVALUATION

Effective March 31, 2011

1111143

LEAMAN EVALUATION

TABLE OF CONTENTS

	Page
COVERING LETTER	**3**
INDEPENDENT PETROLEUM CONSULTANTS' CONSENT	**5**
INTRODUCTION	**6**
RESERVES DEFINITIONS	**8**
EVALUATION PROCEDURE	**15**
PRODUCT PRICE AND MARKET FORECASTS	**20**
LEAMAN PROPERTY REPORT	**23**
APPENDIX I SEC 2011-Mar-31 Posted (12 Month Avg.)	**53**
APPENDIX II Certificates of Qualification	**62**

GLJ Petroleum Consultants

Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, M.Sc., P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

November 8, 2011

Project 1111143

Mr. Jarnail Dhaddey
TNGS Oil & Gas Inc.
300, 840 – 6 Avenue SW
Calgary, Alberta T2P 3E5

Dear Sir:

Re: TNGS Oil & Gas Inc.
Leaman Evaluation
Effective March 31, 2011

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the Leaman property of TNGS Oil & Gas Inc. (the "Company"). The effective date of this evaluation is March 31, 2011.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided in the appendix have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

"ORIGINALLY SIGNED BY"

Jodi L. Anhorn, M. Sc., P. Eng.
Executive Vice President & COO

JLA/ljn
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **TNGS Oil & Gas Inc.** (the "Company") Leaman property and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **March 31, 2011.**

In the course of the evaluation, the Company provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GLJ PETROLEUM CONSULTANTS LTD.
ORIGINALLY SIGNED BY
Signature: _____ Doug R. Sutton _____
Date:_____ November 8, 2011 _____
PERMIT NUMBER: P 2066
The Association of Professional Engineers,
Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
Keith M. Braaten
GLJ Petroleum Consultants Ltd.

GLJ Petroleum Consultants

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by TNGS Oil & Gas Inc. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective March 31, 2011. The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was initiated in July 2011 and completed by November 2011. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately March 31, 2011. The Company provided land, accounting data and other technical information not available in the public domain to approximately March 31, 2011. In certain instances, the Company also provided recent engineering, geological and other information up to March 31, 2011. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and in accordance with the procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided in the appendix have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

The evaluation was conducted on the basis of the GLJ April 1, 2011 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

GLJ Petroleum Consultants

- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,

- general and administrative (G&A) costs and overhead recovery have not been included,

- undeveloped land values have not been included.

RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook with necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board (FASB) standards and the requirements of the U.S. Securities and Exchange Commission (SEC). Both the SEC definitions and the COGE Handbook reserves definitions follow.

SEC RESERVES DEFINITIONS

The following definitions are excerpts from Regulation S-X 210.4-10). Portions of these definitions within square parentheses, [ ], have been transposed from other sections of Regulation S-X 210.4-10 to improve readability.

Resources
Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

> *Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).*

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

  (i) The area of the reservoir considered as proved includes:

  (A) The area identified by drilling and limited by fluid contacts, if any, and

  (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) *[The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.]*

[Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through

reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.]

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)   Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)   Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)   Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir [see Other Definitions below], or by other evidence using reliable technology establishing reasonable certainty.

Other Pertinent Definitions

Analogous Reservoir
Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)   Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)   Same environment of deposition;

(iii)   Similar geological structure; and

(iv)   Same drive mechanism.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable Technology
Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reservoir
A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

COGE HANDBOOK DEFINITIONS

The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology;
- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure

---

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
(a) **forecast prices and costs, in Canada under NI 51-101**
(b) **constant prices and costs**, *based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under* **US SEC** *rules (this is optional disclosure under NI 51-101).*

GLJ Petroleum Consultants

(e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

Incorporation of the COGE Handbook guidelines means that total corporate proved reserves reflect a conservative estimate and proved plus probable reserves reflect a current "best estimate" of the oil and gas quantities which will be recovered. In the evaluated properties, there is no material difference between proved reserves determined applying COGE and SEC standards versus estimates which would result under application of only one of these standards.

DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

> **Reserves Category**
> Proved
> Proved Plus Probable
>
> **Production and Development Status**
> Developed Producing*
> Developed Non-producing
> Undeveloped
> Total (sum of developed producing, developed non-producing and undeveloped)
>
> ** As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."*

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

> Proved Producing
> Proved Developed Non-producing
> Proved Undeveloped
> Total Proved
> Total Probable
> Total Proved Plus Probable

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

ECONOMIC PARAMETERS

OIL EQUIVALENT OR GAS EQUIVALENT

LIST OF ABBREVIATIONS

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period December 1, 2010 to January 31, 2011. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is March 31, 2011.

b) Operating and capital costs were estimated in 2012 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to March 31, 2011, on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

GLJ Petroleum Consultants

g) Mineral taxes on freehold interests were included.

h) Field level overhead charges have been included; recovery of overhead expenses has not been included.

i) The Company's office G&A costs have not been included.

j) Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
BTU	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMbbl	million barrels
MMboe	million boe

MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

PRODUCT PRICE AND MARKET FORECASTS
April 1, 2011

GLJ Petroleum Consultants has prepared its April 1, 2011 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1
GLJ Petroleum Consultants Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective April 1, 2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2011 $ $US/bbl	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil (40 API, 0.3%S at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	37.99	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.81	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	31.12	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	36.25	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	47.01	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	63.09	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	72.20	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	77.44	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	104.17	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	63.13	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	80.95	79.52	80.25	77.87	68.45	66.95	67.27	60.76	76.58	73.76	N/A	46.84	65.91	84.27
2011 Q1 (e)	2.2	1.013	93.12	93.12	103.64	87.59	70.62	69.14	69.44	60.61	84.60	79.82	N/A	59.89	74.15	94.23
2011 Q2	2.0	0.980	105.00	105.00	115.00	103.06	82.45	80.90	81.30	70.47	98.94	93.79	12.90	64.93	80.39	112.34
2011 Q3	2.0	0.980	105.00	105.00	115.00	103.06	82.45	80.90	81.30	70.47	98.94	93.79	12.90	64.93	80.39	112.34
2011 Q4	2.0	0.980	105.00	105.00	115.00	103.06	82.45	80.90	81.30	70.47	98.94	93.79	14.49	64.93	80.39	112.34
2011 Full Year	2.1	0.988	102.03	102.03	112.16	99.19	79.49	77.96	78.34	68.01	95.35	90.30	N/A	63.67	78.83	107.81
2011 Q2-Q4	2.0	0.980	105.00	105.00	115.00	103.06	82.45	80.90	81.30	70.47	98.94	93.79	13.43	64.93	80.39	112.34
2012	2.0	0.980	100.00	102.00	108.50	101.02	82.84	81.32	81.72	73.50	95.46	92.94	15.72	63.64	77.79	104.05
2013	2.0	0.980	96.12	100.00	103.50	100.51	82.42	80.91	81.31	73.43	93.98	92.47	17.66	63.32	77.39	102.52
2014	2.0	0.980	94.23	100.00	102.50	101.02	82.84	81.32	81.72	73.81	93.95	91.93	19.24	63.64	77.79	103.04
2015	2.0	0.980	92.38	100.00	100.00	101.12	82.92	81.40	81.80	73.88	94.04	92.02	20.83	63.71	77.86	103.14
2016	2.0	0.980	90.57	100.00	100.00	101.12	82.92	81.40	81.80	73.88	94.04	92.02	21.88	63.71	77.86	103.14
2017	2.0	0.980	90.00	101.36	100.36	102.51	84.06	82.52	82.92	74.91	95.33	93.28	22.66	64.58	78.93	104.56
2018	2.0	0.980	90.00	103.38	102.38	104.57	85.75	84.18	84.58	76.44	97.25	95.16	23.17	65.88	80.52	106.66
2019	2.0	0.980	90.00	105.45	104.45	106.68	87.48	85.88	86.28	78.00	99.22	97.08	23.70	67.21	82.15	108.82
2020	2.0	0.980	90.00	107.56	106.56	108.84	89.25	87.61	88.01	79.59	101.22	99.04	24.24	68.57	83.80	111.01
2021+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.
Revised 2011-03-31

GLJ Petroleum Consultants

Table 2
GLJ Petroleum Consultants Ltd.
Natural Gas and Sulphur
Price Forecast
Effective April 1, 2011

Year	Henry Hub Nymex Near Month Contract Constant 2011 $ $US/mmbtu	Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2011 $ $/mmbtu	Spot Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	British Columbia Westcoast Station 2 $/mmbtu	Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2000	5.42	4.32	3.96	5.08	6.19	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.93	4.03	4.45	6.23	7.44	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	4.01	3.36	3.25	4.04	4.63	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.38	5.47	5.46	6.66	7.57	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	7.02	6.18	6.13	6.88	7.61	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	10.04	9.00	8.24	8.58	9.39	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.62	6.99	6.93	7.16	7.59	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.61	7.12	6.83	6.65	6.87	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.30	8.90	8.91	8.16	8.28	7.92	7.88	7.85	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009	4.26	4.16	4.05	4.19	4.07	3.98	3.85	3.69	3.23	3.87	4.00	3.91	4.17	4.04	57.06	24.57
2010	4.47	4.40	4.53	4.17	4.00	3.93	4.15	3.64	3.31	3.96	3.76	4.31	4.01	3.91	88.94	48.26
2011 Q1 (e)	4.18	4.18	4.37	3.79	3.57	3.57	3.27	3.42	3.00	3.51	3.61	4.02	3.55	3.44	186.66	142.51
2011 Q2	4.25	4.25	4.35	3.93	3.71	3.71	3.67	3.57	3.12	3.57	3.90	4.00	3.73	3.57	175.00	135.57
2011 Q3	4.25	4.25	4.35	3.93	3.71	3.71	3.67	3.57	3.12	3.57	3.90	4.00	3.73	3.57	175.00	135.57
2011 Q4	4.75	4.75	4.85	4.39	4.16	4.16	4.12	4.01	3.61	4.02	4.36	4.50	4.19	4.02	175.00	135.57
2011 Full Year	4.36	4.36	4.48	4.01	3.79	3.79	3.68	3.64	3.21	3.67	3.94	4.13	3.80	3.65	177.91	137.31
2011 Q2-Q4	4.42	4.42	4.52	4.08	3.86	3.86	3.82	3.72	3.29	3.72	4.05	4.17	3.88	3.72	175.00	135.57
2012	5.05	5.15	5.25	4.74	4.43	4.52	4.38	4.35	4.00	4.28	4.71	4.85	4.54	4.38	150.00	110.06
2013	5.53	5.75	5.85	5.31	4.88	5.07	4.92	4.89	4.59	4.82	5.28	5.40	5.11	4.94	125.00	84.55
2014	5.89	6.25	6.35	5.77	5.21	5.53	5.36	5.33	5.08	5.26	5.74	5.90	5.57	5.39	100.00	59.04
2015	6.24	6.75	6.85	6.22	5.53	5.98	5.81	5.77	5.57	5.71	6.19	6.40	6.02	5.85	100.00	59.04
2016	6.43	7.10	7.20	6.53	5.70	6.29	6.10	6.06	5.91	6.00	6.50	6.75	6.33	6.15	100.00	59.04
2017	6.50	7.32	7.42	6.76	5.78	6.51	6.32	6.27	6.13	6.22	6.73	6.97	6.56	6.37	102.00	61.08
2018	6.50	7.47	7.57	6.90	5.80	6.66	6.46	6.42	6.27	6.36	6.87	7.12	6.70	6.52	104.04	63.16
2019	6.50	7.62	7.72	7.06	5.81	6.81	6.61	6.56	6.42	6.51	7.03	7.27	6.86	6.67	106.12	65.29
2020	6.50	7.77	7.87	7.21	5.83	6.96	6.76	6.71	6.56	6.66	7.18	7.42	7.01	6.83	108.24	67.45
2021+	6.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	5.83	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised   2011-03-31

GLJ Petroleum Consultants

TNGS OIL & GAS INC.

LEAMAN

Effective March 31, 2011

Prepared by
Scott M. Quinell, P. Eng.
Carolyn L. Baird, P. Eng.

The analysis of this property as reported herein was conducted within the context of an evaluation of a distinct
group of properties in aggregate. Extraction and use of this analysis outside this context may not be appropriate
without supplementary due diligence.

LEAMAN PROPERTY REPORT

TABLE OF CONTENTS

Page

SUMMARY
Summary of Reserves and Values   **3**
Historical and Forecast Oil Production Gross Lease/Company Interest   **4**
Historical and Forecast Sales Gas Production Gross Lease/Company Interest   **5**
Daily Production, Reserves and Present Value Summary   **6**

LAND
Summary of Well Interests and Burdens   **7**

MAPS
Map 1   Land Map   **8**

PLOTS
Plot 1   Leaman - Oil Time Semilog Property Plot   **9**
Plot 2   Leaman - Oil Cum Coord Property Plot   **10**

TABLES
Table 1   Well List and Production Summary   **11**
Table 2   Gross Lease Reserves Summary   **12**
Table 2.1   Oil Decline Parameters   **13**
Table 3   Gross Lease Daily Oil Production   **14**
Table 3.1   Company Daily Oil Production   **15**
Table 3.2   Gross Lease Daily Sales Gas Production   **16**
Table 3.3   Company Daily Sales Gas Production   **17**
Table 4   Economic Parameters   **18**

ECONOMIC FORECASTS
Proved Producing   **19**
Proved Plus Probable Producing   **21**

APPENDIX   **23**
Reserves Estimation - Supporting Information

Company:	**TNGS Oil & Gas Inc.**		Reserve Class:	**Various**
Property:	**Leaman**		Development Class:	**Classifications**
			Pricing:	**GLJ (2011-04)**
			Effective Date:	**March 31, 2011**

Summary of Reserves and Values

	Proved Producing	Proved Plus Probable Producing
MARKETABLE RESERVES		
Heavy Oil (Mbbl)		
Gross Lease	137.7	160.5
Total Company Interest	6.6	7.7
Net After Royalty	6.3	7.3
Gas (MMcf)		
Gross Lease	16.7	19.5
Total Company Interest	0.7	0.8
Net After Royalty	0.6	0.8
Oil Equivalent (Mbbl)		
Gross Lease	140.5	163.8
Total Company Interest	6.7	7.8
Net After Royalty	6.4	7.4
BEFORE TAX PRESENT VALUE (M$)		
0%	250	290
5%	209	235
8%	191	211
10%	180	197
12%	171	186
15%	158	171
20%	142	151
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2011 (9 Months)	37	38
2012	44	45
2013	36	37
2014	29	31
2015	24	26
2016	19	21

BOE Factors: HVY OIL 1.0 RES GAS 6.0 PROPANE 1.0 ETHANE 1.0
COND 1.0 SLN GAS 6.0 BUTANE 1.0 SULPHUR 0.0

Run Date: October 27, 2011 11:26:48

1111143 Class (A,G), GLJ (2011-04), psum

October 27, 2011 14:11:54

GLJ Petroleum Consultants

Historical and Forecast Production

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Gross Lease Oil



Company Interest Oil



*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Gross Lease Oil
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**





*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Gross Lease Sales Gas
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Daily Production, Reserves and Present Value Summary

		2011 Gross Lease Production				2011 Company Interest Production				Gross Lease Reserves					Company Interest Reserves					Before Tax 10% Dcf Present Value
Entity Description	Reserve Class	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	M$
Proved Producing																				
00/06-31-057-09W5/0	A	4	16	0	17	0	1	0	1	7	30	0	0	31	0	2	0	0	2	57
00/07-31-057-09W5/0	A	1	12	0	12	0	1	0	1	2	40	0	0	40	0	2	0	0	2	59
00/10-31-057-09W5/0	A	1	13	0	13	0	1	0	1	2	29	0	0	30	0	2	0	0	2	48
00/11-31-057-09W5/0	A	2	13	0	13	0	0	0	0	5	28	0	0	28	0	0	0	0	0	0
02/12-31-057-09W5/0	A	0	8	0	8	0	0	0	0	1	11	0	0	11	0	1	0	0	1	17
Total: Proved Producing		**8**	**62**	**0**	**63**	**0**	**3**	**0**	**3**	**17**	**138**	**0**	**0**	**141**	**1**	**7**	**0**	**0**	**7**	**180**
Proved Plus Probable Producing																				
00/06-31-057-09W5/0	G	4	16	0	17	0	1	0	1	8	35	0	0	36	0	2	0	0	2	62
00/07-31-057-09W5/0	G	1	12	0	12	0	1	0	1	3	49	0	0	50	0	3	0	0	3	65
00/10-31-057-09W5/0	G	1	13	0	13	0	1	0	1	2	32	0	0	32	0	2	0	0	2	50
00/11-31-057-09W5/0	G	2	13	0	13	0	0	0	0	6	33	0	0	34	0	0	0	0	0	0
02/12-31-057-09W5/0	G	0	8	0	8	0	0	0	0	1	12	0	0	12	0	1	0	0	1	19
Total: Proved Plus Probable Producing		**8**	**62**	**0**	**63**	**0**	**3**	**0**	**3**	**20**	**161**	**0**	**0**	**164**	**1**	**8**	**0**	**0**	**8**	**197**

BOE Factors:								
	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Summary of Well Interests and Burdens

		Working Interest			Royalty Interest					Other Royalty Burdens		
Entity Description	**Well Type**	**BPO %**	**APO %**	**Rem PO (000's)**	**Type**	**BPO %**	**APO %**	**Rem PO (000's)**	**Lessor Royalty**	**Type**	**BPO %**	**APO %**	**Rem PO (000's)**
Leaman												
00/06-31-057-09W5/0	OIL	6.000	-	-		-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
02/06-31-057-09W5/0	-	0.000	6.000	$3,890		-	-	-	AB CR AARF ULTHVY		-	-	-
00/07-31-057-09W5/0	OIL	6.000	-	-		-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
00/10-31-057-09W5/0	OIL	6.000	-	-		-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
00/11-31-057-09W5/0	OIL	0.000	6.000	$2,100		-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
02/12-31-057-09W5/0	OIL	6.000	-	-		-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-

Glossary

AARF: Adjusted Alberta Royalty Framework announced May 27, 2010
AB: Alberta
APO=BPO interests unless otherwise specified
CR: Crown Royalty
Payout - in dollars if $ is present otherwise in volumes
ULTHVY: Ultra-Heavy

GLJ Petroleum Consultants

Map 1
Land Map

Company: TNGS Oil & Gas Inc.
Property: Leaman

Effective Date: March 31, 2011
Scale: 1:85,000   s1111143/leam01

R.10

R.9

W5M

T.58

T.57

PADDLE

RIVER

BALM

LEGEND:

Interest Land


GLJ Petroleum Consultants

Historical and Forecast Production
Leaman - Total Property

Property : Leaman



Projections Illustrate
Production Forecast
Daily Oil (bbl/d)
Daily Oil Calendar Day (bbl/d)
Water Cut (%)
Oil Wells (month)
GOR (scf/bbl)
Year

Reserves Classification		Ultimate	Cum Production	Remaining
		Total Reserves Summary @ 2011/04/01		
		Reserves (Mbbl)		
Pv Prd	A(R)	438	297	141
P + P Prd	G(R)	465	297	168

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	35.4 Mcf/d	34.9 Mcf/cd	WGR :	>9999.9 bbl/MMcf
Oil :	70.7 bbl/d	69.7 bbl/cd	GOR :	501.7 scf/bbl
Avg Wells :	4.9		WC :	96.2 %

Cumulative Production

Oil :	296.7 Mbbl	Gas :	196.3 MMcf	Water :	2784.1 Mbbl

Plot 1

Leaman
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
Leaman - Total Property

Property : Leaman



Projections Illustrate
Production Forecast

Plot 2

Reserves Classification	Total Reserves Summary @ 2011/04/01 Reserves (Mbbl)		
	Ultimate	Cum Production	Remaining
Pv Prd A(R)	438	297	141
P + P Prd G(R)	465	297	168

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	35.4 Mcf/d	34.9 Mcf/cd	WGR :	>9999.9 bbl/MMcf
Oil :	70.7 bbl/d	69.7 bbl/cd	GOR :	501.7 scf/bbl
Avg Wells :	4.9		WC :	96.2 %

Cumulative Production

Oil :	296.7 Mbbl	Gas :	196.3 MMcf	Water :	2784.1 Mbbl

Leaman
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Table 1

Property: Leaman

Page 1
Currency Date: 2011-03

Well List and Production Summary

#	Well Location	Regulatory Field Pool	Current Status	RigRel yr-mm	Production Dates			Last Quarter Production Statistics						Cumulative Production		
					First yr-mm	Last yr-mm	Inj yr-mm	Prod Days	Oil bbl/d	Gas Mcf/d	GOR scf/bbl	WGR bbl/MMcf	WC %	Oil Mbbl	Gas MMcf	Water Mbbl
1	02/06-31-057-09W5/0	LEAMAN PEKISKO C	OIL ABND Z	2007-03	2007-04	2007-05		0	0	0				0	0	6
2	00/06-31-057-09W5/0	LEAMAN PEKISKO C	FLOWING OIL	2005-02	2005-08	2011-03		89	17	15	891	>9999	96.9	125	68	855
3	00/07-31-057-09W5/0	LEAMAN PEKISKO C	FLOWING OIL	2005-06	2005-09	2011-03		85	14	3	202	>9999	94.9	48	32	454
4	02/12-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2005-08	2005-10	2011-03		86	9	2	219	>9999	96.9	47	29	412
5	00/11-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2007-03	2007-03	2011-03		89	14	11	740	>9999	95.9	37	32	507
6	00/10-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2005-10	2005-11	2011-03		88	14	3	214	>9999	95.9	40	34	549
	Total								67	33				297	196	2,784

GLJ Petroleum Consultants

Table 2

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Gross Lease Reserves Summary

Entity Description	Reserve Class	Methodology	Oil (Mbbl)			Non-Associated Gas (MMcf)				Other Gross Lease Reserves			
			Initial Recoverable	Cumulative Production	Reserves	Initial Recoverable	Cumulative Production	Raw Gas	Reserves	Sol'n Gas MMcf	Cond Mbbl	LPG Mbbl	Sulphur Mlt
Proved Producing													
00/06-31-057-09W5/0	A	Dec	155	125	30	0	0	0	0	7	0	0	0
00/07-31-057-09W5/0	A	Dec	90	48	40 *	0	0	0	0	2	0	0	0
00/10-31-057-09W5/0	A	Dec	70	40	29 *	0	0	0	0	2	0	0	0
00/11-31-057-09W5/0	A	Dec	65	37	28 *	0	0	0	0	5	0	0	0
02/12-31-057-09W5/0	A	Dec	58	47	11 *	0	0	0	0	1	0	0	0
Total: Proved Producing			**438**	**297**	**138 ***	**0**	**0**	**0**	**0**	**17**	**0**	**0**	**0**
Proved Plus Probable Producing													
00/06-31-057-09W5/0	G	Dec	160	125	35	0	0	0	0	8	0	0	0
00/07-31-057-09W5/0	G	Dec	100	48	49 *	0	0	0	0	3	0	0	0
00/10-31-057-09W5/0	G	Dec	75	40	32 *	0	0	0	0	2	0	0	0
00/11-31-057-09W5/0	G	Dec	70	37	33 *	0	0	0	0	6	0	0	0
02/12-31-057-09W5/0	G	Dec	60	47	12 *	0	0	0	0	1	0	0	0
Total: Proved Plus Probable Producing			**465**	**297**	**161 ***	**0**	**0**	**0**	**0**	**20**	**0**	**0**	**0**

Notes
1.   [*] Remaining reserves are less than the estimate due to economic limit.

1111143   Class (A,G), GLJ (2011-04), ult

October 27, 2011 14:12:02

GLJ Petroleum Consultants

Table 2.1

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Effective Date: **March 31, 2011**

Oil Decline Parameters

Resource Entity	Zone	Method	Res. Class	Decline Type	Analysis Data — Analysis Date	Initial Effective Decline	Initial Rate bbl/d	Final Rate bbl/d	Decline Exponent	Oil Cut — Initial Effective Decline	Initial Rate %	Final Rate %	Fluid Rate — Initial Rate bbl/d	Final Rate bbl/d	Reserve Life yrs	Original Recoverable Reserve Mbbl	Cum Production @ Analysis Mbbl	Cum Production 2011-04-01 Mbbl	Remaining Reserves 2011-03-31 Mbbl
Proved Producing																			
00/06-31-057-09W5/0	PEKISKO C	Decline	A	OC	2011-04-01	-	17.60	2.75	0.50	0.045323	3.2	0.5	550.00	550.00	11.9	155.0	124.9	124.9	30.1
02/06-31-057-09W5/0	PEKISKO C	Decline	A		2011-04-01	-	-	-	-	-	-	-	-	-	-	0.0	0.0	0.0	-
00/07-31-057-09W5/0	PEKISKO C	Decline	A	OC	2011-04-01	-	12.74	2.08	0.50	0.048829	4.9	0.8	260.00	260.00	22.4	90.0	47.9	47.9	42.1
00/10-31-057-09W5/0	PEKISKO C	Decline	A	OC	2011-04-01	-	13.60	2.04	0.50	0.056794	4.0	0.6	340.00	340.00	15.7	70.0	39.8	39.8	30.2
00/11-31-057-09W5/0	PEKISKO C	Decline	A	OC	2011-04-01	-	13.65	2.10	0.50	0.058779	3.9	0.6	350.00	350.00	14.4	65.0	36.9	36.9	28.1
02/12-31-057-09W5/0	PEKISKO C	Decline	A	OC	2011-04-01	-	8.70	2.03	0.50	0.096379	3.0	0.7	290.00	290.00	7.1	58.0	47.1	47.1	10.9
Total: Proved Producing							**66.29**									**438.0**	**296.7**	**296.7**	**141.3**
Proved Plus Probable Producing																			
00/06-31-057-09W5/0	PEKISKO C	Decline	G	OC	2011-04-01	-	17.60	2.75	0.60	0.042121	3.2	0.5	550.00	550.00	14.2	160.0	124.9	124.9	35.1
02/06-31-057-09W5/0	PEKISKO C	Decline	A		2011-04-01	-	-	-	-	-	-	-	-	-	-	0.0	0.0	0.0	-
00/07-31-057-09W5/0	PEKISKO C	Decline	G	OC	2011-04-01	-	12.74	2.08	0.60	0.042775	4.9	0.8	260.00	260.00	28.5	100.0	47.9	47.9	52.1
00/10-31-057-09W5/0	PEKISKO C	Decline	G	OC	2011-04-01	-	13.60	1.70	0.60	0.056000	4.0	0.5	340.00	340.00	20.8	75.0	39.8	39.8	35.2
00/11-31-057-09W5/0	PEKISKO C	Decline	G	OC	2011-04-01	-	13.65	2.10	0.60	0.054146	3.9	0.6	350.00	350.00	17.4	70.0	36.9	36.9	33.1
02/12-31-057-09W5/0	PEKISKO C	Decline	G	OC	2011-04-01	-	8.70	2.03	0.60	0.087142	3.0	0.7	290.00	290.00	8.6	60.0	47.1	47.1	12.9
Total: Proved Plus Probable Producing							**66.29**									**465.0**	**296.7**	**296.7**	**168.3**

The reserves calculated above may not match the economic forecasts due to economic limit considerations.

Glossary
A: Proved Producing
G: Proved Plus Probable Producing

1111143

October 27, 2011 14:12:03

GLJ Petroleum Consultants

Table 3

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Gross Lease Daily Oil Production

Entity Description	Reserve Class	Year (bbl/d)												Totals (Mbbl)		
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	16	13	11	9	7	6	5	5	4	4	3	3	30	0	30
00/07-31-057-09W5/0	A	12	11	10	9	8	7	6	6	5	5	5	4	31	9	40
00/10-31-057-09W5/0	A	13	11	9	8	7	6	5	5	4	4	3	3	27	3	29
00/11-31-057-09W5/0	A	13	11	9	7	6	6	5	4	4	3	3	3	26	2	28
02/12-31-057-09W5/0	A	8	6	5	4	3	3	2	0	0	0	0	0	11	0	11
Total: Proved Producing		**62**	**52**	**43**	**37**	**31**	**27**	**24**	**19**	**17**	**16**	**14**	**13**	**124**	**14**	**138**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	16	13	11	9	8	7	6	5	5	4	4	4	32	3	35
00/07-31-057-09W5/0	G	12	11	10	9	8	8	7	6	6	6	5	5	33	16	49
00/10-31-057-09W5/0	G	13	11	9	8	7	6	5	5	4	4	4	3	28	4	32
00/11-31-057-09W5/0	G	13	11	9	8	7	6	5	5	4	4	4	3	28	5	33
02/12-31-057-09W5/0	G	8	6	5	4	4	3	3	2	0	0	0	0	12	0	12
Total: Proved Plus Probable Producing		**62**	**53**	**45**	**38**	**34**	**30**	**27**	**24**	**19**	**18**	**16**	**15**	**133**	**27**	**161**

1111143   Class (A,G), GLJ (2011-04), glo

October 27, 2011 14:12:03

GLJ Petroleum Consultants

Table 3.1

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Company Daily Oil Production

Entity Description	Reserve Class	Year (bbl/d)												Totals (Mbbl)		
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	1	1	1	1	0	0	0	0	0	0	0	0	2	0	2
00/07-31-057-09W5/0	A	1	1	1	1	0	0	0	0	0	0	0	0	2	1	2
00/10-31-057-09W5/0	A	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
02/12-31-057-09W5/0	A	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Producing		**3**	**2**	**2**	**2**	**2**	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**6**	**1**	**7**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	1	1	1	1	0	0	0	0	0	0	0	0	2	0	2
00/07-31-057-09W5/0	G	1	1	1	1	0	0	0	0	0	0	0	0	2	1	3
00/10-31-057-09W5/0	G	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
02/12-31-057-09W5/0	G	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Plus Probable Producing		**3**	**3**	**2**	**2**	**2**	**1**	**1**	**1**	**1**	**1**	**1**	**1**	**6**	**1**	**8**

1111143   Class (A,G), GLJ (2011-04), oil

October 27, 2011 14:12:04

GLJ Petroleum Consultants

Table 3.2

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Gross Lease Daily Sales Gas Production

Entity Description	Reserve Class	Year (Mcf/d)												Totals (MMcf)		
		2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	4	3	2	2	2	1	1	1	1	1	1	1	7	0	7
00/07-31-057-09W5/0	A	1	1	1	1	0	0	0	0	0	0	0	0	2	1	2
00/10-31-057-09W5/0	A	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
00/11-31-057-09W5/0	A	2	2	2	1	1	1	1	1	1	1	1	1	5	0	5
02/12-31-057-09W5/0	A	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Producing		**8**	**7**	**5**	**5**	**4**	**3**	**3**	**2**	**2**	**2**	**2**	**2**	**16**	**1**	**17**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	4	3	2	2	2	2	1	1	1	1	1	1	7	1	8
00/07-31-057-09W5/0	G	1	1	1	1	0	0	0	0	0	0	0	0	2	1	3
00/10-31-057-09W5/0	G	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
00/11-31-057-09W5/0	G	2	2	2	1	1	1	1	1	1	1	1	1	5	1	6
02/12-31-057-09W5/0	G	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Plus Probable Producing		**8**	**7**	**6**	**5**	**4**	**4**	**3**	**3**	**3**	**2**	**2**	**2**	**17**	**3**	**20**

1111143   Class (A,G), GLJ (2011-04), glg   October 27, 2011 14:12:05

GLJ Petroleum Consultants

Table 3.3

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-04)**
Effective Date: **March 31, 2011**

Company Daily Sales Gas Production

Entity Description	Year (Mcf/d)												Totals (MMcf)		
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total
Proved Producing	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Proved Plus Probable Producing	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1

GLJ Petroleum Consultants

Table 4

Company: **TNGS Oil & Gas Inc.**
Property: **Leaman**

Effective Date: **March 31, 2011**

Economic Parameters

A) Price Forecasts and By-Product Data

GLJ (2011-04)

Oil Reference: Heavy Crude to Hardisty, Ref. Quality 12 degree API
Gas Heat Content: 1040 Btu/scf
Surface Loss: 75.0 %

Price Adjustment:
    Oil: 10.00

Name	Zone	Gas/Oil Ratio scf/bbl	Gas Reference %
Leaman			
00/06-31-057-09W5/0	PEKISKO C	880	ADS
02/06-31-057-09W5/0	PEKISKO C		ADS
00/07-31-057-09W5/0	PEKISKO C	240	ADS
00/10-31-057-09W5/0	PEKISKO C	250	ADS
00/11-31-057-09W5/0	PEKISKO C	750	ADS
02/12-31-057-09W5/0	PEKISKO C	250	ADS

Glossary
ADS: Alberta Direct Spot Plant-gate Price

B) Operating Costs (2011 Dollars)

Major Stream Costs:
    Fixed: 4000 $/Well/month
    Variable: 15.00 $/Product

Gathering Costs:
    Variable: 0.55 $/Mcf

All variable costs are $/product (sales).

C) Gas Cost Allowance (2011 Dollars)

Operating Costs included in   GCA Allowance:
    Variable Gathering: 0.55 $/Mcf

D) Abandonment Costs (2011 Dollars)

Name	Zone	Well Costs M$/Well
Leaman		
00/06-31-057-09W5/0	PEKISKO C	35.0
02/06-31-057-09W5/0	PEKISKO C	0.0
00/07-31-057-09W5/0	PEKISKO C	35.0
00/10-31-057-09W5/0	PEKISKO C	35.0
00/11-31-057-09W5/0	PEKISKO C	35.0
02/12-31-057-09W5/0	PEKISKO C	35.0

E) Capital Costs (2011 Dollars)

No capital expenditures are forecast.

GLJ Petroleum Consultants

Company:	**TNGS Oil & Gas Inc.**		Reserve Class:	**Proved**
Property:	**Leaman**		Development Class:	**Producing**
			Pricing:	**GLJ (2011-04)**
			Effective Date:	**March 31, 2011**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production				
Year	Gross Oil Wells	Gross Daily bbl/d	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Gross Daily Mcf/d	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Gross Daily boe/d	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	5	62	3	1	1	80.47	8	0	0	0	4.01	63	3	1	1	79.42
2012	5	52	2	1	1	83.50	7	0	0	0	4.70	53	3	1	1	82.49
2013	5	43	2	1	1	83.43	5	0	0	0	5.28	44	2	1	1	82.49
2014	5	37	2	1	1	83.80	5	0	0	0	5.75	37	2	1	1	82.92
2015	5	31	2	1	1	83.88	4	0	0	0	6.22	32	2	1	1	83.06
2016	5	27	1	0	0	83.88	3	0	0	0	6.54	28	1	0	0	83.10
2017	5	24	1	0	0	84.91	3	0	0	0	6.77	25	1	0	0	84.14
2018	4	19	1	0	0	86.43	2	0	0	0	6.93	20	1	0	0	85.62
2019	4	17	1	0	0	88.00	2	0	0	0	7.08	18	1	0	0	87.18
2020	4	16	1	0	0	89.59	2	0	0	0	7.24	16	1	0	0	88.77
2021	4	14	1	0	0	91.18	2	0	0	0	7.39	14	1	0	0	90.36
2022	4	13	1	0	0	92.81	2	0	0	0	7.54	13	1	0	0	91.97
Sub.				6	6	84.61			1	1	5.79			6	6	83.72
Rem.				1	1	99.06			0	0	8.09			1	1	98.55
Tot.				**7**	**6**	**86.18**			**1**	**1**	**5.94**			**7**	**6**	**85.31**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	65	0	0	65	0	65	7	0	0	0	7	58	9	12	21
2012	75	0	0	75	0	75	6	0	0	0	6	69	12	14	26
2013	62	0	0	63	0	63	4	0	0	0	4	59	12	12	24
2014	53	0	0	54	0	54	2	0	0	0	2	51	12	10	22
2015	46	0	0	46	0	46	1	0	0	0	1	45	12	9	21
2016	40	0	0	41	0	41	1	0	0	0	1	40	13	8	21
2017	36	0	0	36	0	36	1	0	0	0	1	35	13	7	20
2018	29	0	0	29	0	29	0	0	0	0	0	28	10	6	16
2019	26	0	0	26	0	26	0	0	0	0	0	26	10	5	15
2020	24	0	0	24	0	24	0	0	0	0	0	24	10	5	15
2021	22	0	0	22	0	22	0	0	0	0	0	22	11	4	15
2022	21	0	0	21	0	21	0	0	0	0	0	20	11	4	15
Sub.	498	4	0	502	0	502	23	0	0	0	23	479	134	96	231
Rem.	71	0	0	71	0	71	2	0	0	0	2	70	43	14	57
Tot.	**569**	**4**	**0**	**573**	**0**	**573**	**25**	**0**	**0**	**0**	**25**	**549**	**177**	**111**	**288**
Disc	362	3	0	364	0	364	19	0	0	0	19	345	92	69	162

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	37	0	0	37	0	0	0	0	37	37	36
2012	0	0	0	44	0	0	44	0	0	0	0	44	81	75
2013	0	0	0	36	0	0	36	0	0	0	0	36	117	104
2014	0	0	0	29	0	0	29	0	0	0	0	29	146	125
2015	0	0	0	24	0	0	24	0	0	0	0	24	170	141
2016	0	0	0	19	0	0	19	0	0	0	0	19	189	152
2017	0	0	0	15	0	2	13	0	0	0	0	13	202	160
2018	0	0	0	13	0	0	13	0	0	0	0	13	214	166
2019	0	0	0	11	0	0	11	0	0	0	0	11	225	171
2020	0	0	0	9	0	0	9	0	0	0	0	9	234	174
2021	0	0	0	7	0	0	7	0	0	0	0	7	241	177
2022	0	0	0	6	0	0	6	0	0	0	0	6	246	179
Sub.	0	0	0	249	0	2	246	0	0	0	0	246	246	179
Rem.	0	0	0	12	0	8	4	0	0	0	0	4	250	180
Tot.	**0**	**0**	**0**	**261**	**0**	**11**	**250**	**0**	**0**	**0**	**0**	**250**	**250**	**180**
Disc	0	0	0	184	0	3	180	0	0	0	0	180	180	180

October 27, 2011 14:12:10

GLJ Petroleum Consultants

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Apr 01, 2011 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	138	7	0	7	6	1.000	7	98	19.8	6.2	4.4
Solution Gas	MMcf	17	1	0	1	1	6.000	0	2	19.8	5.7	4.0
Gas Heat Content	BBtu	17	1	0	1	1	0.000	0	0	19.8	5.7	4.0
Total: Oil Eq.	Mboe	141	7	0	7	6	1.000	7	100	19.8	6.2	4.4

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	103.06	-22.59	80.47	8.35	25.77	0.00	46.36	545	99	343	99
Solution Gas	$/Mcf	3.86	0.15	4.01	0.21	0.55	0.00	3.26	4	1	2	1
Total: Oil Eq.	$/boe	101.57	-22.15	79.42	8.21	25.35	0.00	45.86	549	100	345	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	4.7597	4.7995
Capital Interest	4.7597	4.7995
Royalty Interest	0.0000	0.0000
Crown Royalty	10.3478	4.2820
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	261	250	0.0	250	37.23
5.0	215	209	0.0	209	31.17
8.0	195	191	0.0	191	28.39
10.0	184	180	0.0	180	26.81
12.0	173	171	0.0	171	25.40
15.0	160	158	0.0	158	23.56
20.0	143	142	0.0	142	21.06

Evaluator: Quinell, Scott M.
Run Date: October 27, 2011 11:26:46

GLJ Petroleum Consultants

Company:	**TNGS Oil & Gas Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Leaman**	Development Class:	**Producing**
		Pricing:	**GLJ (2011-04)**
		Effective Date:	**March 31, 2011**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production				
Year	Gross Oil Wells	Gross Daily bbl/d	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Gross Daily Mcf/d	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Gross Daily boe/d	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	5	62	3	1	1	80.47	8	0	0	0	4.01	63	3	1	1	79.42
2012	5	53	3	1	1	83.50	7	0	0	0	4.70	54	3	1	1	82.48
2013	5	45	2	1	1	83.43	6	0	0	0	5.28	46	2	1	1	82.49
2014	5	38	2	1	1	83.81	5	0	0	0	5.75	39	2	1	1	82.92
2015	5	34	2	1	1	83.88	4	0	0	0	6.22	34	2	1	1	83.05
2016	5	30	1	1	1	83.88	4	0	0	0	6.54	30	1	1	1	83.09
2017	5	27	1	0	0	84.91	3	0	0	0	6.77	27	1	0	0	84.13
2018	5	24	1	0	0	86.44	3	0	0	0	6.93	24	1	0	0	85.66
2019	4	19	1	0	0	88.00	3	0	0	0	7.08	20	1	0	0	87.17
2020	4	18	1	0	0	89.59	2	0	0	0	7.24	18	1	0	0	88.76
2021	4	16	1	0	0	91.18	2	0	0	0	7.39	17	1	0	0	90.34
2022	4	15	1	0	0	92.81	2	0	0	0	7.54	15	1	0	0	91.96
Sub.				6	6	84.74			1	1	5.85			6	6	83.85
Rem.				1	1	101.78			0	0	8.22			1	1	101.09
Tot.				**8**	**7**	**87.76**			**1**	**1**	**6.17**			**8**	**7**	**86.89**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	65	0	0	65	0	65	7	0	0	0	7	59	9	12	21
2012	76	0	0	77	0	77	6	0	0	0	6	71	12	14	26
2013	65	0	0	65	0	65	4	0	0	0	4	61	12	12	24
2014	56	0	0	56	0	56	3	0	0	0	3	54	12	11	23
2015	49	0	0	49	0	49	2	0	0	0	2	48	12	10	22
2016	44	0	0	44	0	44	1	0	0	0	1	43	13	9	21
2017	39	0	0	40	0	40	1	0	0	0	1	39	13	8	21
2018	36	0	0	36	0	36	1	0	0	0	1	36	13	7	20
2019	29	0	0	29	0	29	1	0	0	0	1	29	10	6	16
2020	27	0	0	27	0	27	1	0	0	0	1	27	10	5	16
2021	25	0	0	26	0	26	1	0	0	0	1	25	11	5	16
2022	24	0	0	24	0	24	1	0	0	0	1	23	11	5	16
Sub.	535	4	0	539	0	539	26	0	0	0	26	513	138	103	241
Rem.	138	1	0	139	0	139	4	0	0	0	4	135	78	28	106
Tot.	**674**	**5**	**0**	**679**	**0**	**679**	**31**	**0**	**0**	**0**	**31**	**648**	**216**	**132**	**347**
Disc	395	3	0	398	0	398	22	0	0	0	22	376	100	76	176

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	38	0	0	38	0	0	0	0	38	38	36
2012	0	0	0	45	0	0	45	0	0	0	0	45	83	76
2013	0	0	0	37	0	0	37	0	0	0	0	37	120	106
2014	0	0	0	31	0	0	31	0	0	0	0	31	151	129
2015	0	0	0	26	0	0	26	0	0	0	0	26	176	146
2016	0	0	0	21	0	0	21	0	0	0	0	21	198	159
2017	0	0	0	18	0	0	18	0	0	0	0	18	216	169
2018	0	0	0	15	0	2	13	0	0	0	0	13	228	175
2019	0	0	0	13	0	0	13	0	0	0	0	13	241	181
2020	0	0	0	11	0	0	11	0	0	0	0	11	252	186
2021	0	0	0	9	0	0	9	0	0	0	0	9	262	189
2022	0	0	0	8	0	0	8	0	0	0	0	8	270	192
Sub.	0	0	0	272	0	2	270	0	0	0	0	270	270	192
Rem.	0	0	0	29	0	9	20	0	0	0	0	20	290	197
Tot.	**0**	**0**	**0**	**301**	**0**	**11**	**290**	**0**	**0**	**0**	**0**	**290**	**290**	**197**
Disc	0	0	0	200	0	3	197	0	0	0	0	197	197	197

GLJ Petroleum Consultants

SUMMARY OF RESERVES

		Remaining Reserves at Apr 01, 2011					Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	161	8	0	8	7	1.000	8	98	24.8	7.1	5.2
Solution Gas	MMcf	20	1	0	1	1	6.000	0	2	24.8	6.6	4.8
Gas Heat Content	BBtu	20	1	0	1	1	0.000	0	0	24.8	6.6	4.8
Total: Oil Eq.	Mboe	164	8	0	8	7	1.000	8	100	24.8	7.1	5.2

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	103.06	-22.59	80.47	8.41	25.71	0.00	46.35	643	99	374	99
Solution Gas	$/Mcf	3.86	0.15	4.01	0.21	0.55	0.00	3.26	5	1	3	1
Total: Oil Eq.	$/boe	101.57	-22.15	79.42	8.28	25.29	0.00	45.85	648	100	376	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	4.7592	4.7874
Capital Interest	4.7592	4.7874
Royalty Interest	0.0000	0.0000
Crown Royalty	10.4303	4.5038
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	301	290	0.0	290	37.08
5.0	240	235	0.0	235	30.03
8.0	214	211	0.0	211	26.96
10.0	200	197	0.0	197	25.26
12.0	188	186	0.0	186	23.76
15.0	172	171	0.0	171	21.85
20.0	152	151	0.0	151	19.31

Evaluator: Quinell, Scott M.
Run Date: October 27, 2011 11:26:48

APPENDIX

RESERVES ESTIMATION - SUPPORTING INFORMATION

Page

OIL

Leaman - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**24**
00/06-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**25**
02/06-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**26**
00/07-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**27**
00/10-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**28**
00/11-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**29**
02/12-31-057-09W5/0 - Oil+Fluids Time Semilog/Oil+Fluids Cum Coord Plot	**30**

Historical and Forecast Production
Leaman

Property : Leaman



Projections Illustrate
Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
Water Cut (%)
Oil Wells (month)
GOR (scf/bbl)
Year



Projections Illustrate
Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
Oil Cut (%)
Year
Oil Wells (month)
GOR (scf/bbl)
Cumulative Oil (Mbbl)

Total Reserves Summary @ 2011/04/01

Reserves Classification		Ultimate (Mbbl)	Cum Production (Mbbl)	Remaining (Mbbl)
Pv Prd	A(R)	438	297	141
P + P Prd	G(R)	465	297	168

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	35.4 Mcf/d	34.9 Mcf/cd	WGR :	>9999.9 bbl/MMcf
Oil :	70.7 bbl/d	69.7 bbl/cd	GOR :	501.7 scf/bbl
Avg Wells :	4.9		WC :	96.2 %

Cumulative Production

Oil : 296.7 Mbbl Gas : 196.3 MMcf Water : 2784.1 Mbbl

Leaman
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
00/06-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 6-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



	Decline Analysis Summary @ 2011/04/01						
	Reserves (Mbbl)			Oil Cut %		Decline	
Reserves Classification	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd A	155	125	30	3.20%	0.50%	21.6%	0.50
P + P Prd G	160	125	35	3.20%	0.50%	20.1%	0.60

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	14.8 Mcf/d	14.7 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	19.9 bbl/d	19.7 bbl/cd	GOR :	746.0 scf/bbl
On Prod :	361.5 days		WC :	96.4 %

Cumulative Production

Oil :	124.9 Mbbl	Gas :	68.1 MMcf	Water :	855.1 Mbbl

00/06-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
02/06-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 6-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator :



Total Reserves Summary @ 2011/04/01			
	Reserves (Mbbl)		
Reserves Classification	Ultimate	Cum Production	Remaining
Pv Prd ——— A	0	0	0

Average Production Rates (Last 12 months ending 2007/05/31)			
Gas :	3.9 Mcf/d	1.3 Mcf/cd	WGR : >9999.9 bbl/MMcf
Oil :	0.2 bbl/d	0.0 bbl/cd	GOR : 32431.8 scf/bbl
On Prod :	27.8 days		WC : 100.0 %

Cumulative Production

Oil :	0.0 Mbbl	Gas :	0.1 MMcf	Water :	6.4 Mbbl

02/06-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
00/07-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 7-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Projections Illustrate Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
GOR (scf/bbl)
Wtr Cut (%)
Year

Projections Illustrate Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
Oil Cut (%)
Year
GOR (scf/bbl)
Cumulative Oil (Mbbl)

Decline Analysis Summary @ 2011/04/01

Reserves Classification	Reserves (Mbbl) Ultimate	Cum Prd	Remain	Oil Cut % Initial	Final	Decline Initial	Expont
Pv Prd —— A	90	48	42	4.90%	0.80%	12.0%	0.50
P + P Prd —— G	100	48	52	4.90%	0.80%	10.5%	0.60

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	2.4 Mcf/d	2.2 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	13.3 bbl/d	13.0 bbl/cd	GOR :	168.4 scf/bbl
On Prod :	358.4 days		WC :	95.5 %

Cumulative Production

Oil :	47.9 Mbbl	Gas :	32.5 MMcf	Water :	454.1 Mbbl

00/07-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
00/10-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 10-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Decline Analysis Summary @ 2011/04/01

Reserves Classification		Reserves (Mbbl)			Oil Cut %		Decline	
		Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd	A	70	40	30	4.00%	0.60%	17.5%	0.50
P + P Prd	G	75	40	35	4.00%	0.50%	17.2%	0.60

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	4.6 Mcf/d	4.6 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	14.7 bbl/d	14.6 bbl/cd	GOR :	315.8 scf/bbl
On Prod :	361.9 days		WC :	96.1%

Cumulative Production

Oil :	39.8 Mbbl	Gas :	34.3 MMcf	Water :	549.3 Mbbl

00/10-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
00/11-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 11-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Projections Illustrate
Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
GOR (scf/bbl)
Wtr Cut (%)
Year
A
G

Projections Illustrate
Production Forecast
Daily Oil Calendar Day (bbl/d)
Daily Fluid (bbl/d)
Daily Oil (bbl/d)
Oil Cut (%)
Year
GOR (scf/bbl)
Cumulative Oil (Mbbl)
A
G

Decline Analysis Summary @ 2011/04/01

Reserves Classification	Reserves (Mbbl) Ultimate	Cum Prd	Remain	Oil Cut % Initial	Final	Decline Initial	Expont
Pv Prd — A	65	37	28	3.90%	0.60%	18.5%	0.50
P + P Prd — G	70	37	33	3.90%	0.60%	17.1%	0.60

Average Production Rates (Last 12 months ending 2011/03/31)

Gas :	11.2 Mcf/d	11.1 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	14.4 bbl/d	14.3 bbl/cd	GOR :	774.0 scf/bbl
On Prod :	362.3 days		WC :	96.1 %

Cumulative Production

Oil : 36.9 Mbbl Gas : 32.3 MMcf Water : 507.2 Mbbl

00/11-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

Historical and Forecast Production
02/12-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 12-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Decline Analysis Summary @ 2011/04/01							
	Reserves (Mbbl)			Oil Cut %		Decline	
Reserves Classification	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd A	58	47	11	3.00%	0.70%	24.5%	0.50
P + P Prd G	60	47	13	3.00%	0.70%	22.3%	0.60

Average Production Rates (Last 12 months ending 2011/03/31)			
Gas :	2.5 Mcf/d	2.4 Mcf/cd	WGR : >9999.9 bbl/M...
Oil :	8.4 bbl/d	8.1 bbl/cd	GOR : 295.4 scf/bbl
On Prod :	350.4 days		WC : 97.1 %
Cumulative Production			
Oil :	47.1 Mbbl Gas :	29.1 MMcf Water :	412.1 Mbbl

02/12-31-057-09W5/0
1111143 / Oct 27, 2011

GLJ Petroleum Consultants

APPENDIX I

SEC 2011-MAR-31 POSTED (12 MONTH AVG.)

	Page
SEC 2011-MAR-31 POSTED (12 MONTH AVG.)	**54**
SUMMARY OF RESERVES AND VALUES	**57**
ECONOMIC FORECASTS	
Proved Producing	**58**
Proved Plus Probable Producing	**60**

Table 1
GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
SEC 2011-Mar-31 Posted (12 Month Avg.)
Effective April 01,2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$C	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	Lloyd Blend Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)			
			Constant 2011 $ $US/bbl	Then Current $US/bbl	Then Current $US/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Spec Ethane $C/bbl	Edmonton Propane $C/bbl	Edmonton Butane $C/bbl	Edmonton Pentanes Plus $C/bbl
2011 Q2-Q4	0.0	0.9827	83.41	83.41	86.16	80.18	69.35	68.17	69.18	61.50	79.38	76.14	12.22	44.78	65.61	87.08

Table 2
GLJ Petroleum Consultants
Natural Gas and Sulphur
SEC 2011-Mar-31 Posted (12 Month Avg.)
Effective April 01,2011

Year	Henry Hub Nymex Near Month Contract		Midwest Price @ Chicago	AECO/NIT Spot	Alberta Plant Gate					Saskatchewan Plant Gate		Sumas Spot	British Columbia		Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
					Spot											
	Constant 2011 $ $US/MMbtu	Then Current $US/MMbtu	Then Current $US/MMbtu	Then Current $C/MMbtu	2011 $ $C/MMbtu	Then Current $C/MMbtu	ARP $C/MMbtu	Aggregator $C/MMbtu	Alliance $C/MMbtu	SaskEnergy $C/MMbtu	Spot $C/MMbtu	$US/MMbtu	Westcoast Station 2 $C/MMbtu	Spot Plant Gate $C/MMbtu	$US/LT	$C/LT
2011 Q2-Q4	4.11	4.11	4.20	3.74	3.51	3.51	3.47	3.38	2.97	3.57	3.71	3.92	3.43	3.28	118.83	77.92

Table 3
GLJ Petroleum Consultants
Crude and Natural Gas
SEC 2011-Mar-31 Posted (12 Month Avg.)
Effective April 01,2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$C	Can. - UK Exchange Rate $C/GBP	Can. - EURO Exchange Rate $C/EURO	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea		Henry Hub Spot		Nova Scotia Goldboro		National Balancing Point (UK)	
					Then Current $US/bbl	Then Current $C/bbl	Then Current $US/bbl	Then Current $C/bbl	Then Current $US/MMbtu	Then Current $C/MMbtu	Then Current $US/MMbtu	Then Current $C/MMbtu	Then Current $US/MMbtu	Then Current C$/MMbtu
2011 Q2-Q4	0.0	0.983	1.5851	1.3488	83.41	84.88	86.16	87.68	4.11	4.18	3.57	3.63	7.23	7.35

Company:	**TNGS Oil & Gas Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Summary**	Pricing:	**SEC 2011-Mar-31 Posted (12 Month Avg.)**
		Effective Date:	**March 31, 2011**

Summary of Reserves and Values

	Proved Producing	Proved Plus Probable Producing
MARKETABLE RESERVES		
Heavy Oil (Mbbl)		
Total Company Interest	6.6	7.7
Working Interest	6.6	7.7
Net After Royalty	6.5	7.6
Gas (MMcf)		
Total Company Interest	0.7	0.8
Working Interest	0.7	0.8
Net After Royalty	0.6	0.8
Oil Equivalent (Mbbl)		
Total Company Interest	6.7	7.9
Working Interest	6.7	7.9
Net After Royalty	6.6	7.7
BEFORE TAX PRESENT VALUE (M$)		
0%	206	240
5%	174	195
8%	159	176
10%	151	165
12%	143	156
15%	133	144
20%	119	128
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2011 (9 Months)	33	34
2012	37	38
2013	30	31
2014	24	26
2015	20	22
2016	14	18

BOE Factors:	HVY OIL 1.0	RES GAS 6.0	PROPANE 1.0	ETHANE 1.0
	COND 1.0	SLN GAS 6.0	BUTANE 1.0	SULPHUR 0.0

Run Date: March 19, 2012 15:05:31

Company:	**TNGS Oil & Gas Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Summary**	Pricing:	**SEC 2011-Mar-31 Posted (12 Month Avg.)**
		Effective Date:	**March 31, 2011**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production				Solution Gas Production				Total Oil Equiv. Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	0	3	1	1	71.50	0	0	0	3.65	3	1	1	70.57
2012	0	2	1	1	71.50	0	0	0	3.65	3	1	1	70.59
2013	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.60
2014	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.61
2015	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.62
2016	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.63
2017	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.59
2018	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.60
2019	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.61
2020	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.61
2021	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.62
2022	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.63
Sub.			6	6	71.50		1	1	3.65		6	6	70.60
Rem.			1	1	71.50		0	0	3.65		1	1	70.99
Tot.			**7**	**6**	**71.50**		**1**	**1**	**3.65**		**7**	**7**	**70.64**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	57	0	0	58	0	58	4	0	0	0	4	54	9	12	21
2012	64	0	0	65	0	65	3	0	0	0	3	62	12	14	25
2013	53	0	0	54	0	54	1	0	0	0	1	53	12	11	23
2014	45	0	0	46	0	46	0	0	0	0	0	45	12	10	21
2015	39	0	0	39	0	39	0	0	0	0	0	39	12	8	20
2016	34	0	0	34	0	34	0	0	0	0	0	34	12	7	19
2017	26	0	0	27	0	27	0	0	0	0	0	27	9	6	14
2018	24	0	0	24	0	24	0	0	0	0	0	24	9	5	14
2019	21	0	0	21	0	21	0	0	0	0	0	21	9	4	13
2020	19	0	0	19	0	19	0	0	0	0	0	19	9	4	13
2021	17	0	0	17	0	17	0	0	0	0	0	17	9	4	12
2022	16	0	0	16	0	16	0	0	0	0	0	16	9	3	12
Sub.	417	2	0	420	0	420	8	0	0	0	8	412	118	88	206
Rem.	51	0	0	51	0	51	0	0	0	0	0	51	32	11	43
Tot.	**469**	**3**	**0**	**471**	**0**	**471**	**8**	**0**	**0**	**0**	**8**	**464**	**150**	**99**	**249**
Disc	304	2	0	306	0	306	7	0	0	0	7	299	81	64	145

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2011	0	0	0	33	0	0	33	0	0	0	0	33	33	32
2012	0	0	0	37	0	0	37	0	0	0	0	37	70	65
2013	0	0	0	30	0	0	30	0	0	0	0	30	100	89
2014	0	0	0	24	0	0	24	0	0	0	0	24	125	107
2015	0	0	0	20	0	0	20	0	0	0	0	20	144	120
2016	0	0	0	16	0	2	14	0	0	0	0	14	158	128
2017	0	0	0	12	0	0	12	0	0	0	0	12	170	135
2018	0	0	0	10	0	0	10	0	0	0	0	10	180	140
2019	0	0	0	8	0	0	8	0	0	0	0	8	188	144
2020	0	0	0	7	0	0	7	0	0	0	0	7	195	147
2021	0	0	0	5	0	0	5	0	0	0	0	5	200	149
2022	0	0	0	4	0	0	4	0	0	0	0	4	204	150
Sub.	0	0	0	206	0	2	204	0	0	0	0	204	204	150
Rem.	0	0	0	9	0	6	2	0	0	0	0	2	206	151
Tot.	**0**	**0**	**0**	**215**	**0**	**8**	**206**	**0**	**0**	**0**	**0**	**206**	**206**	**151**
Disc	0	0	0	153	0	3	151	0	0	0	0	151	151	151

GLJ Petroleum Consultants

SUMMARY OF RESERVES

		Remaining Reserves at Apr 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	7	0	7	6	1.000	7	98	20.8	6.1	4.4
Solution Gas	MMcf	1	0	1	1	6.000	0	2	20.8	5.7	4.0
Gas Heat Content	BBtu	1	0	1	1	0.000	0	0	20.8	5.7	4.0
Total: Oil Eq.	Mboe	7	0	7	7	1.000	7	100	20.8	6.1	4.3

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	80.18	-8.68	71.50	4.50	25.77	0.00	41.23	461	99	297	99
Solution Gas	$/Mcf	3.51	0.14	3.65	0.19	0.55	0.00	2.91	2	1	2	1
Total: Oil Eq.	$/boe	79.08	-8.51	70.57	4.44	25.35	0.00	40.79	464	100	299	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average
Crown Royalty	6.2958	1.6276
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

	Net Present Value Before Income Tax			Cash Flow	
Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	M$	$/boe
0.0	215	206	0.0	206	30.95
5.0	179	174	0.0	174	26.10
8.0	163	159	0.0	159	23.86
10.0	153	151	0.0	151	22.58
12.0	145	143	0.0	143	21.43
15.0	135	133	0.0	133	19.93
20.0	121	119	0.0	119	17.88

Evaluator: Anhorn, Jodi L.
Run Date: March 19, 2012 15:05:31

GLJ Petroleum Consultants

Company:	**TNGS Oil & Gas Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Summary**	Pricing:	**SEC 2011-Mar-31 Posted (12 Month Avg.)**
		Effective Date:	**March 31, 2011**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production				Solution Gas Production				Total Oil Equiv. Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	0	3	1	1	71.50	0	0	0	3.65	3	1	1	70.57
2012	0	3	1	1	71.50	0	0	0	3.65	3	1	1	70.58
2013	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.60
2014	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.61
2015	0	2	1	1	71.50	0	0	0	3.65	2	1	1	70.62
2016	0	1	1	1	71.50	0	0	0	3.65	1	1	1	70.62
2017	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.63
2018	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.64
2019	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.59
2020	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.60
2021	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.61
2022	0	1	0	0	71.50	0	0	0	3.65	1	0	0	70.61
Sub.			6	6	71.50		1	1	3.65		6	6	70.60
Rem.			1	1	71.50		0	0	3.65		1	1	70.85
Tot.			**8**	**8**	**71.50**		**1**	**1**	**3.65**		**8**	**8**	**70.65**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	58	0	0	58	0	58	4	0	0	0	4	54	9	12	21
2012	65	0	0	66	0	66	3	0	0	0	3	63	12	14	25
2013	55	0	0	56	0	56	1	0	0	0	1	54	12	12	23
2014	48	0	0	48	0	48	0	0	0	0	0	48	12	10	22
2015	42	0	0	42	0	42	0	0	0	0	0	42	12	9	20
2016	37	0	0	37	0	37	0	0	0	0	0	37	12	8	19
2017	33	0	0	33	0	33	0	0	0	0	0	33	12	7	18
2018	30	0	0	30	0	30	0	0	0	0	0	30	12	6	18
2019	24	0	0	24	0	24	0	0	0	0	0	24	9	5	14
2020	22	0	0	22	0	22	0	0	0	0	0	22	9	5	13
2021	20	0	0	20	0	20	0	0	0	0	0	20	9	4	13
2022	18	0	0	18	0	18	0	0	0	0	0	18	9	4	12
Sub.	452	3	0	454	0	454	8	0	0	0	8	446	124	95	219
Rem.	101	0	0	101	0	101	0	0	0	0	0	101	59	21	80
Tot.	**553**	**3**	**0**	**556**	**0**	**556**	**8**	**0**	**0**	**0**	**8**	**547**	**183**	**116**	**299**
Disc	333	2	0	335	0	335	8	0	0	0	8	327	89	70	159

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	34	0	0	34	0	0	0	0	34	34	32
2012	0	0	0	38	0	0	38	0	0	0	0	38	71	66
2013	0	0	0	31	0	0	31	0	0	0	0	31	102	91
2014	0	0	0	26	0	0	26	0	0	0	0	26	129	110
2015	0	0	0	22	0	0	22	0	0	0	0	22	150	125
2016	0	0	0	18	0	0	18	0	0	0	0	18	168	135
2017	0	0	0	15	0	0	15	0	0	0	0	15	183	144
2018	0	0	0	12	0	2	10	0	0	0	0	10	193	149
2019	0	0	0	10	0	0	10	0	0	0	0	10	203	153
2020	0	0	0	9	0	0	9	0	0	0	0	9	212	157
2021	0	0	0	7	0	0	7	0	0	0	0	7	219	159
2022	0	0	0	6	0	0	6	0	0	0	0	6	225	162
Sub.	0	0	0	227	0	2	225	0	0	0	0	225	225	162
Rem.	0	0	0	21	0	6	15	0	0	0	0	15	240	165
Tot.	**0**	**0**	**0**	**248**	**0**	**8**	**240**	**0**	**0**	**0**	**0**	**240**	**240**	**165**
Disc	0	0	0	168	0	2	165	0	0	0	0	165	165	165

GLJ Petroleum Consultants

SUMMARY OF RESERVES

		Remaining Reserves at Apr 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	8	0	8	8	1.000	8	98	25.8	7.2	5.2
Solution Gas	MMcf	1	0	1	1	6.000	0	2	25.8	6.6	4.8
Gas Heat Content	BBtu	1	0	1	1	0.000	0	0	25.8	6.6	4.8
Total: Oil Eq.	Mboe	8	0	8	8	1.000	8	100	25.8	7.2	5.2

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	80.18	-8.68	71.50	4.55	25.71	0.00	41.24	544	99	325	99
Solution Gas	$/Mcf	3.51	0.14	3.65	0.19	0.55	0.00	2.91	3	1	2	1
Total: Oil Eq.	$/boe	79.08	-8.51	70.57	4.49	25.29	0.00	40.80	547	100	327	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	6.3673	1.5193
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	248	240	0.0	240	30.47
5.0	200	195	0.0	195	24.86
8.0	179	176	0.0	176	22.40
10.0	168	165	0.0	165	21.03
12.0	158	156	0.0	156	19.83
15.0	145	144	0.0	144	18.29
20.0	128	128	0.0	128	16.23

Evaluator: Anhorn, Jodi L.
Run Date: March 19, 2012 15:05:31

GLJ Petroleum Consultants

APPENDIX I

CERTIFICATES OF QUALIFICATION

Jodi L. Anhorn
Carolyn L. Baird
Scott M. Quinell

CERTIFICATION OF QUALIFICATION

I, Jodi L. Anhorn, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.   That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of the Leaman property of TNGS Oil & Gas Inc. (the "Company"). The effective date of this evaluation is March 31, 2011.

2.   That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.   That I attended the University of Calgary and that I graduated with a Master of Science Degree in Chemical and Petroleum Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of nineteen years experience in engineering studies relating to Western Canadian and International oil and gas fields.

4.   That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

    ORIGINALLY SIGNED BY

Jodi L. Anhorn, M.Sc., P. Eng.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Carolyn L. Baird, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of the Leaman property of TNGS Oil & Gas Inc. (the "Company"). The effective date of this evaluation is March 31, 2011.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 2000; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eleven years experience in engineering studies relating to Canadian and International oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Carolyn L. Baird, P. Eng.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Scott M. Quinell, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.   That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of the Leaman property of TNGS Oil & Gas Inc. (the "Company"). The effective date of this evaluation is March 31, 2011.

2.   That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.   That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 2006; and, that I am an Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years of experience in engineering studies relating to Western Canadian oil and gas fields.

4.   That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Scott M. Quinell, P. Eng.

GLJ Petroleum Consultants